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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-34765

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brandon Investments, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5101 Wheelis Rd Suite 112
(No. and Street)

Memphis (City) TN (State) 38177 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Raymond Brandon (Name) 901-324-6600 (Area Code – Telephone Number) raybrandon@brandonplanning.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168 (Address) Sugar Land (City) Texas (State) 77479 (Zip Code)

11/30/2016 (Date of Registration with PCAOB)(if applicable) 6328 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond Brandon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brandon Investments, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

E DENBY BRANDON III
STATE OF TENNESSEE NOTARY PUBLIC
COUNTY OF SHELBY

Signature: [signature]

Title: CEO

[signature]

Notary Public

MY COMMISSION EXPIRES OCTOBER 26, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2021

TABLE OF CONTENTS Page

Brandon Investments, Inc.
December 31, 2021

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Brandon Investments, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brandon Investments, Inc as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Brandon Investments, Inc as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Brandon Investments, Inc's management. Our responsibility is to express an opinion on Brandon Investments, Inc financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brandon Investments, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc financial statements. The supplemental information is the responsibility of Brandon Investments, Inc management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

[signature]

We have served as Brandon Investments, Inc's auditor since 2019.

Sugar Land, Texas

February 24, 2022

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2021

ASSETS

Cash and cash equivalents	$ 239,148
Cash segregated under federal regulations	17
Commissions receivable	75,900
Prepaid expenses	8,020
Operating lease right-of-use assets	180,549
Furniture and equipment, net	483
Deferred tax asset	34,334
Total assets	$ 538,451

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 13
Accrued payroll taxes	9
Due to affiliate	64,166
Operating lease right-of-use liabilities	180,549
Accrued state franchise and excise tax	682
Total liabilities	245,419
Stockholders' equity	
Common stock, no par value, 100 shares authorized and issued	4,996
Retained earnings	365,081
Subtotal	370,077
Treasury stock, at cost, 26 shares	(77,045)
Total stockholders' equity	293,032
Total liabilities and stockholders' equity	$ 538,451

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2021

Revenues	
Commissions	$ 885,423
Interest income	1,193
	886,616
Expenses	
Automobile expense	4,526
Depreciation	306
Dues and publications	3,810
Entertainment	360
Fringe benefits	4,990
Insurance	124,657
Miscellaneous expense	1,305
Office supplies and expense	17,299
Postage	4,063
Professional services	41,782
Profit sharing	236,000
Rent	34,042
Salaries	2,014,380
Taxes and licenses	80,971
Telephone	10,064
Travel	10,190
Administrative overhead reimbursement	(1,678,754)
	909,991
Income before income taxes	(23,375)
Income tax (benefit)	(6,050)
Net income	$ (17,325)

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2021

	Treasury Stock	Common Stock	Retained Earnings	Total
Balance at December 31, 2020	$ (77,045)	$ 4,996	$ 382,406	$ 310,357
Net income		---	(17,325)	(17,325)
Balance at December 31, 2021	$ (77,045)	$ 4,996	$ 365,081	$ 293,032

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$ (17,325)	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	306	
Deferred income taxes	(6,050)	
Changes in operating assets and liabilities		
Accounts receivable	(30,514)	
Operating lease r-o-u assets	(160,694)	
Due from (to) affiliate	56,917	
Prepaid expenses	68	
Operating lease r-o-u liability	160,694	
Accounts payable	(482)	
Accrued payroll taxes	(42)	
Accrued state franchise and excise taxes	(216)	
Net cash used for operating activities		$ 2,662
Investing activities		
Purchase of equipment		(599)
Net increase in cash and cash equivalents		$ 2,063
Cash and cash equivalents at beginning of year		237,085
Cash and cash equivalents at end of year		$ 239,148

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(1).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2021

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2015 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2021, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

There were no financial assets and liabilities measured at fair value on a recurring basis at December 31, 2021.

Subsequent Events

Management has reviewed events occurring through February 24, 2022, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 120,611
Less accumulated depreciation	120,128
	$ 483

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2021, the Company had net capital of $ 174,295 which was $ 157,934 in excess of its minimum net capital required of $ 16,361.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2021.

Continued

During 2021, Brandon Financial Planning, Inc. earned 67.7% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 78,122
Profit sharing	159,772
Rent	30,049
Salaries	1,363,733
Taxes-payroll	47,265
Telephone	6,813
	$1,678,754

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 236,000 for the year ended December 31, 2021.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal (refund)	$ -0-	
State	-0-	
Total current income taxes		$ -0-

Continued

Deferred		
Federal	(4,620)	
State	(1,430)	
Total deferred income taxes		(6,050)
Total income taxes		$ (6,050)
		========

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2021, the Company has net operating loss carryforwards of $ 196,634 for federal income tax purposes and $ 211,068 for state income tax purposes.

7. LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, "Leases (Topic 842), and associated ASU's related to Topic 842, which requires organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. The Company adopted the new standard in 2019. Operating lease right of use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

The Company has a non-cancelable operating lease for its office space expiring august 31, 2026. rent expense under this lease was $ 34,042 in 2021. See footnote 4 for amounts reimbursed to the Company.

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

10. REVENUE FROM CONTRACTS WITH CUSTOMERS

Effective January 1, 2018, the Company adopted FASB Accounting Standards Update 2014-09, Revenue From Contracts with Customers (Topic 606). There are no changes to the financial statements related to the adoption of the new standard.

Revenue from contracts with customers consists of commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriated measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Continued

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2021

NET CAPITAL	
Total stockholders' equity	$ 293,032
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	293,032
Deductions and/or charges for non allowable assets:	
Commissions receivable	75,900
Deferred tax asset	34,334
Furniture and equipment, net	483
Prepaid expenses	8,020
	118,737
Net capital before haircuts on securities positions	174,295
Haircuts on securities	0
Net capital	$ 174,295
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 245,419
Total aggregate indebtedness	$ 245,419
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Net capital less greater of 6 2/3% of total aggregate indebtedness or 120% of minimum net capital required	$ 16,361
Excess net capital	$ 157,934
Percentage of aggregate indebtedness to net capital	140.81%

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2021 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE II

Brandon Investments, Inc.
December 31, 2021

Rule 15c3-3(k)(1) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

Brandon Investments, Inc.
December 31, 2021

Rule 15c3-3(K)(1) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Brandon Investments, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) Brandon Investments, Inc stated that Brandon Investments, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 24, 2022

EXEMPTION REPORT
2021

Brandon Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §5c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(I));

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

BRANDON INVESTMETNS, INC

I, Ray Brandon, affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

Ray Brandon
CEO
Brandon Investments, Inc.

February 10, 2022